Prospectus Supplement	Filed Pursuant to Rule 424(b)(3)
(to Prospectus dated December 2, 2005)	Registration No. 333-127245

ADVANCED MEDICAL OPTICS, INC.

$150,000,000

1.375% Convertible Senior Subordinated Notes due 2025

and

Shares of Common Stock Issuable Upon Conversion of the Notes

This prospectus supplement supplements the prospectus dated December 2, 2005, as supplemented by a prospectus supplement dated December 9, 2005, relating to the resale by certain of our securityholders of up to $150,000,000 aggregate principal amount at maturity of our 1.375% Convertible Senior Subordinated Notes due 2025 and the shares of our common stock issuable upon conversion of the notes. You should read this prospectus supplement in conjunction with the prospectus. This prospectus supplement is qualified by reference to the prospectus, except to the extent that the information in this prospectus supplement supersedes the information contained in the prospectus.

The information appearing under the heading “Selling Securityholders” in the prospectus is hereby amended by the addition or substitution, as applicable, of the following:

Name of Selling Securityholder	Amount of Notes Offered Hereby	Percentage of Aggregate Principal Amount of Notes Outstanding	Number of Shares of Common Stock Owned (1) (2)	Number of Shares of Common Stock That May Be Sold(1)	Percentage of Common Stock Outstanding (3)
Black Diamond Convertible Offshore LDC (4)	750,000	*	15,756	15,756	**
Black Diamond Offshore Ltd. (5)	782,000	*	16,428	16,428	**
Double Black Diamond Offshore LDC (6)	5,468,000	3.6%	114,874	114,873	**
All other holders of notes or future transferees pledges, donees, assignees, or successors of any such holders (7)	7,886,000	5.3%	165,672	165,672	**
Total	$150,000,000	100.00%	—	3,151,260(8)	4.4%(9)

*	Represents less than 1.0% of the aggregate principal amount of notes outstanding.
**	Represents less than 1.0% of the common stock outstanding.

(1)

Assumes conversion of all of the holder’s notes at a conversion rate of 21.0084 shares of common stock per $1,000 principal amount at maturity of the notes. This conversion rate is subject to adjustment, however, as described under “Description of the Notes — Conversion Rights — Make Whole Amount” and “Description of the Notes — Conversion Rights.” As a result, the number of shares of common stock issuable upon conversion of the notes may increase or decrease in the future.

(2)	Includes shares of common stock issuable upon conversion of the notes in addition to any other shares of common stock identified to us by the selling securityholder as owned by it. See footnote (1).

(3)

Calculated based on Rule 13d-3(d)(i) of the Exchange Act, using 67,742,036 common shares outstanding as of December 15, 2005. In calculating this amount for each holder, we treated as outstanding the number of shares of common stock issuable upon conversion of all that holder’s notes, but we did not assume conversion of any other holder’s notes.

(4)

Clint D. Carlson, President of Black Diamond Convertible Offshore LDC, has dispositive power over the notes and voting and dispositive power over the common stock underlying the notes held by this selling securityholder.

(5)

Clint D. Carlson, President of Black Diamond Offshore Ltd., has dispositive power over the notes and voting and dispositive power over the common stock underlying the notes held by this selling securityholder.

(6)

Clint D. Carlson, President of Double Black Diamond Offshore LDC, has dispositive power over the notes and voting and dispositive power over the common stock underlying the notes held by this selling securityholder.

(7)	Information about other selling securityholders will be set forth by either prospectus supplement or post-effective amendment, if required.

(8)	Represents the number of shares of common stock into which $150,000,000 aggregate principal amount of notes would be convertible at the conversion rate described in footnote (1) above.

(9)

Represents the amount which the selling securityholders may sell under this prospectus divided by the sum of the common stock outstanding as of December 15, 2005, plus the 3,151,260 shares of common stock into which the $150,000,000 aggregate principal amount of notes is initially convertible, without giving effect to adjustments that may result from payment of any make whole amount as described under “Description of the Notes — Conversion Rights — Make Whole Amount.”

Investing in the notes and our common stock issuable upon conversion of the notes involves risks that are described in the “Risk Factors” section of the accompanying prospectus beginning on page 6.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is January 6, 2006.

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